COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED

2008 APR 16 P 12:40

FICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08001726

SUPPL

April 7, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) and article 24 of German Securities Trading Act issued this week with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the Credit Suisse Group. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel (USA)

Michael Fruchter
Vice President & Counsel

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

4/16

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Credit Suisse Group, Zurich, Switzerland, informed us according to article
21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN:
DE0008032004, WKN: 803200, have exceeded the 5 % limit of the voting rights on March 31, 2008 and as of this date amounted to 5.142 % (33,790,739 voting shares). Voting rights amounting to 5,063 % (33,270,648 voting
shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.079 % (520,091 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.
The voting rights of Credit Suisse Group, Zurich, Switzerland, Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200 have likewise exceed the 5% limit of the voting rights on March 31, 2008 and amounted to 5.160 % (33,908,408 voting shares). Voting rights amounting to
5.067 % (33,297,122) voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.093 % (611,286 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.
For the sake of completeness Credit Suisse Group, Zurich, Switzerland, further pointed out that the reported voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, continued to exceed the 3 % limit of the voting rights on March 31, 2008 and as of this date amounted to
3.366 % (22,121,446 voting shares).
The string of controlling companies is (starting on the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

END